Exhibit 21.1

RISE SMART GROUP HOLDINGS LIMITED

LIST OF SUBSIDIARIES

Name of subsidiary	Jurisdiction of incorporation or origination
Rise Smart Holdings Limited	Hong Kong
Rise Smart Holdings Limited	The United Kingdom
Rise Smart (HK) Limited	British Virgin Islands